

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 4, 2016

Via E-Mail
Kevin Hershberger
Chief Financial Officer
ReWalk Robotics Ltd.
3 Hatnufa St., Floor 6
Yokneam Ilit
2069203, Israel

Re: ReWalk Robotics Ltd.
Amendment No. 1 to Registration Statement on Form S-3
Filed April 26, 2016
File No. 333-209833

Dear Mr. Hershberger:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2016 letter.

Risk Factors, page 3

1. We note your response to prior comment 1 addressing your Form 10-K disclosure regarding 80% of the population being candidates for current or future ReWalk products. Please tell us the portion of that population that are candidates for current ReWalk products considering all limitations on use of your current products under current FDA clearances, and tell us where you disclose that your FDA clearance is limited beyond the need for a companion and excluding use on stairs.

2. Please reconcile your disclosure added as the last paragraph of this section regarding “a portion” of your United States sales being adversely affected with the disclosure in the

second paragraph on page 23 of your most recent Form 10-K regarding you being prevented from selling your product in the United States.

3. Please provide us any documentation that supports your disclosure that (1) you have agreed upon a protocol for the post-market surveillance study with the FDA, (2) the FDA's February 2016 letter concerns changes to the device's manual and labeling and not changes to the device itself, and (3) the FDA narrowed its request for a new pre-market notification to an application relating only to a computer.

Incorporation of Certain Documents by Reference, page 23

4. Please ensure that your incorporation by reference is current. Also, please reconcile the information in your Form 8-K filed April 5, 2016 with the information on the Signatures page of this registration statement.

You may contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Colin J. Diamond, Esq.
White & Case LLP